Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Critical Metals Corp. on Amendment No. 3 to the Form F-4 (File No. 333-268970) of our report dated March 27, 2023, with respect to our audits of the financial statements of Sizzle Acquisition Corp. as of December 31, 2022 and 2021 and for the years then ended, which includes an explanatory paragraph as to the ability of Sizzle Acquisition Corp. to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 5, 2023